Exhibit 99.1

Meten Holding Group Ltd.

3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road

Nanshan District, Shenzhen, Guangdong Province 518000

People’s Republic of China

Notice of 2022 Extraordinary Shareholders Meeting

To Be Held on April 14, 2022 at 9:30 a.m. EST

To the shareholders:

Meten Holding Group Ltd. (the “Company,” or “we”) will hold the 2022 extraordinary general meeting of the holders of the Company’s ordinary shares (the “Extraordinary Shareholders Meeting”) on April 14, 2022 at 9:30 a.m. EST in a hybrid-meeting format. In-person participants will be able to attend the Extraordinary Shareholders Meeting at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China. Remote participants will be able to attend the Extraordinary Shareholders Meeting at www.virtualshareholdermeeting.com/METX2022. The Extraordinary Shareholders Meeting will be convened for the following purposes:

1.	To approve a share consolidation or reverse stock split, of the Company’s ordinary shares, par value US$0.0001 per share, at a ratio of one-for-thirty such that each thirty ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation” and the proposal the “Share Consolidation Proposal”); and

2.	To transact any other business as may properly come before the meeting.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” the Share Consolidation Proposal.

The Board of Directors has established the close of business on February 18, 2022 as the “record date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the Extraordinary Shareholders Meeting or at any adjournment or postponement of the Extraordinary Shareholders Meeting. The notice of the Extraordinary Shareholders Meeting, this proxy statement, and the proxy card will be first sent or made available to shareholders on or about March 17, 2022.

Attendance at the Extraordinary Shareholders Meeting is limited to the Company’s shareholders, their proxies and invited guests of the Company.

By order of the Board of Directors,

/s/ Siguang Peng
Siguang Peng
Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY SHAREHOLDERS MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Extraordinary Shareholders Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its Extraordinary Shareholders Meeting to approve the Share Consolidation and to transact any business that may properly come before the meeting.

We have included in this proxy statement important information about the Extraordinary Shareholders Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Extraordinary Shareholders Meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked to:

1.	approve a share consolidation or reverse stock split, of the Company’s ordinary shares, par value US$0.0001 per share, at a ratio of one-for-thirty such that each thirty ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation” and the proposal the “Share Consolidation Proposal”); and

2.	transact any other business as may properly come before the meeting.

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE APPROVAL TO EFFECT A SHARE CONSOLIDATION IS ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSAL DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE SHARE CONSOLIDATION PROPOSAL.

Q: When and where will the Extraordinary Shareholders Meeting be held?

A: The Extraordinary Shareholders Meeting will be held on April 14, 2022 at 9:30 a.m. EST in a hybrid-meeting format. In-person participants will be able to attend the Extraordinary Shareholders Meeting at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China. Remote participants will be able to attend the Extraordinary Shareholders Meeting at www.virtualshareholdermeeting.com/METX2022.

Q: Who is entitled to vote at the Extraordinary Shareholders Meeting?

A: The record date for the Extraordinary Shareholders Meeting is February 18, 2022. Only holders of ordinary shares of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Extraordinary Shareholders Meeting or any adjournment or postponement thereof. As of the record date, there were 341,142,844 ordinary shares outstanding. Each ordinary share that you own entitles you to one vote.

Q: What constitutes a quorum for the Extraordinary Shareholders Meeting?

A: At the Extraordinary Shareholders Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of all voting power of the Company’s share capital in issue throughout the meeting shall form a quorum.

Q: How many votes are required to approve the proposals?

A: The approval of the Share Consolidation requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q: How do the shareholders vote?

A: The shareholders have three voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at www.proxyvote.com;

(2)	By mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or

(3)	By phone at 1-800-690-6903.

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s ordinary shares as of the record date. You may attend the meeting in person at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China. You may also attend the meeting as a remote participant via live audio webcast at www.virtualshareholdermeeting.com/METX2022.

Q: May shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Extraordinary Shareholders Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Extraordinary Shareholders Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Extraordinary Shareholders Meeting;
2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or
3.	by attending the Extraordinary Shareholders Meeting in person at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China, or by attending remotely at www.virtualshareholdermeeting.com/METX2022, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Extraordinary Shareholders Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact METEN HOLDING GROUP LTD., 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, People’s Republic of China, or call +(86)755-8294-5250. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Extraordinary Shareholders Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company.  In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person.  Such persons will receive no compensation for their services other than their regular salaries.  Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

Q: What Interest Do Officers and Directors Have in Matters to Be Acted Upon?

A: Members of the Board of Directors and executive officers of the Company do not have any interest in any proposal that is not shared by all other shareholders of the Company.

PROPOSAL 1:

TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

(ITEM 1 ON THE PROXY CARD)

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a Share Consolidation of the Company’s ordinary shares at a ratio of one-for-thirty (the “Share Consolidation”), on the effective date as determined by the Board of Directors, but must be on or before June 1, 2022.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Shareholders Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Share Consolidation by filing the relevant Share Consolidation resolution with the Cayman Islands Registrar of Companies at any time after the approval of the Share Consolidation but on or before June 1, 2022.

The Share Consolidation will be implemented simultaneously for all ordinary shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “METX.” Among other requirements, the listing maintenance standards established by Nasdaq require the ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the ordinary shares.

On July 7, 2021, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until January 3, 2022, to regain compliance. The Company’s ordinary shares did not regain compliance with the minimum $1 bid price per share requirement. However, on January 5, 2022, the Company received a written notification from Nasdaq, notifying the Company that it is eligible for an additional 180 calendar day period, or until July 5, 2022, to regain compliance.

To regain compliance with the Minimum Bid Price Rule by July 5, 2022, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s ordinary shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the ordinary shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s ordinary shares will be delisted from Nasdaq.

In the event the ordinary shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the ordinary shares would likely have a negative impact on the liquidity and market price of the ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the ordinary shares, and (ii) the liquidity and marketability of the ordinary shares. This could reduce the ability of holders of the ordinary shares to purchase or sell ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the ordinary shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the ordinary shares, which may cause the market price of the ordinary shares to decline.

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect the registration of our ordinary shares or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, our ordinary shares will begin trading on a post-split basis on the effective date that we announce by press release. In connection with the Share Consolidation, the CUSIP number of our ordinary shares (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized ordinary shares of the Company shall be decreased from 500,000,000 to 16,666,667 as per resolution 1. (A) below.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect a Share Consolidation (or share consolidation as a matter of Cayman Islands law) of the Company’s ordinary shares at a ratio of one-for-thirty in the form of shareholder resolutions. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Shareholders Meeting in relation to amending the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	the 500,000,000 issued and unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be and are hereby consolidated into 16,666,667 ordinary shares of nominal or par value of US$0.003 each, with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before June 1, 2022 and such date shall be announced by the Company (the “Effective Date”); and

(B)	at the Effective Date, the authorized share capital of the Company shall be US$50,000, divided into 16,666,667 ordinary shares of a nominal or par value of US$0.003 each.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE A SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES. UNLESS REVOKED AS PROVIDED
ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH
APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

Shareholder Proposals

To be considered for inclusion in the Proxy Statement or considered at the Extraordinary Shareholders Meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing to: METEN HOLDING GROUP LTD., 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, People’s Republic of China. We are not obligated to include shareholder proposals in our annual proxy statements as a foreign private issuer, but we will consider proposals submitted in writing in this way.

Shareholders Sharing an Address

We may send a single set of shareholder documents to any household at which two or more shareholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call the following address or phone number: METEN HOLDING GROUP LTD., 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, People’s Republic of China; +(86)755-8294-5250.

Other Matters to Come Before the Meeting

The Board of Directors is not aware of any other business to be acted upon at the Extraordinary Shareholders Meeting. Pursuant to the Company’s bylaws, only the business described in the notice of the Extraordinary Shareholders Meeting of the shareholders will be conducted at such meeting.

Documents Incorporated By Reference

The SEC allows us to “incorporate by reference” information into this Proxy Statement.  This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this Proxy Statement, except for any information that is superseded by information that is included directly in this Proxy Statement or in any other subsequently filed document that also is incorporated by reference herein.